March 3, 2015

By EDGAR and overnight mail

Evan S. Jacobson

Special Counsel

Division of Corporation Finance

Securities & Exchange Commission

Washington D.C. 20549-3628

RE: Chesapeake Lodging Trust: UNITE HERE preliminary proxy contest materials filed March 3rd, 2015

Dear SEC Counsel:

UNITE HERE is conducting an independent solicitation in support of a several shareholder proposals we intend to present at the annual meeting of Chesapeake Lodging Trust (CHSP), likely to be in mid-May 2015. To assist SEC Staff review, we submit herewith a version of the preliminary proxy statement coded to correspond to the supporting documentation enclosed. Andrew Kahn of Davis Cowell Bowe is our counsel in these matters.

This letter is also to confirm that we are awaiting the filing of the Company’s proxy materials before finalizing and sending our proxy cards. Before we mail we will add to our proxy card boxes for voting on any management proposals.

This is also to confirm that UNITE HERE and Mr. Kahn are responsible for the adequacy and accuracy of the disclosures in the filing, that SEC Staff comments or changes in disclosure in response to Staff comments do not foreclose the Commissioner from taking any action with respect to the filing, and that UNITE HERE and Mr. Kahn may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you once again for your prompt review of these materials. If you have questions please contact me at jjfueser@unitehere.org, or 416-384-0983 x 303.

Sincerely,

JJ Fueser

Research Coordinator, UNITE HERE